1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 15, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
15 April 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock code: 601600	Abbreviation: Chalco	Code of announcement: Lin no. 2010-06

Aluminum Corporation of China Limited
Announcement in Relation to the Receipt of Approval for
Non-public Issue of A Shares from the Issuance Review Committee of
China Securities Regulatory Commission

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the contents of this announcement and that there are no false statements, misrepresentations or material omissions contained herein.

On 14 April 2010, Aluminum Corporation of China Limited (the "Company") received from the China Securities Regulatory Commission the Approval Concerning the Non-public Issue of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke no. [2010] 448) , pursuant to which the Company's proposed non-public issue of not more than 1,000 million A shares has been approved. The approval shall be valid for six months from the date of such grant. The board of directors of the Company will deal with all issues related to the non-public issue of A shares as soon as possible in accordance with the requirements set forth in the above approval document and the authorizations granted at the Company's general meeting and class meetings.

The contact details of the issuer and sponsor to the non-public issue of A shares and the list of the joint lead underwriters are set out below:

1.	Issuer:	Aluminum Corporation of China Limited

	Contact persons:	Zhai Feng (), Tu Xiaoling ()
	Telephone:	010-82298675/8812
	Fax:	010-82298764

2.	Sponsor:	UBS Securities Company Limited

	Contact persons:	Gao Yiwen (), Sun Lijun (),
Cheng Qian (), Li Meng ()
	Telephone:	010-58328711
	Fax:	010-58328964

3.	Joint Lead Underwriters (in no particular order):

China International Capital Corporation Limited
Guotai Junan Securities Co. Ltd.
UBS Securities Company Limited

Board of directors
Aluminum Corporation of China Limited
15 April 2010

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary